Exhibit 99.1

Genius Group announces Moon Tier Sponsorship of Bitcoin MENA, Abu Dhabi and Bitcoin 2025, Las Vegas

SINGAPORE, December 4, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it will be participating in Bitcoin 2025, taking place in Las Vegas on May 27-29, 2025 at the event’s highest sponsorship level, as a Moon Tier Sponsor.

The Company will also be participating as Title Sponsor of the Whale-Only DEEP Networking Lounge & Sessions Stage, the key gathering spot for HNWIs, investors, executives, and speakers.

Bitcoin 2025, managed by BTC Inc, plans to build on the success of Bitcoin 2024, which hosted over 22,000 attendees and featured speakers including President Donald Trump, Robert F Kennedy, Jr, Vivek Ramaswamy, Cynthia Lummis, Michael Saylor, Howard Lutnick, Cathie Wood and over 400 other speakers from the global Bitcoin community.

Genius Group is also participating in Bitcoin 2025’s sister event, Bitcoin MENA, taking place next week on December 9-10, 2024, also as a Moon Tier Sponsor, and will be hosting the Genius Zone in the ADNEC Centre Main Exhibit Hall.

Bitcoin MENA is expecting attendance from Bitcoin investors and entrepreneurs from across the Middle East and speakers include CZ, Eric Trump, Paul Manafort, Saifedean Ammous, Justin Sun, Mario Mawfal and Marwan AL Zarouni, CEO of Dubai Blockchain Center and CEO of AI for Dubai Department of Economy and Tourism.

Roger Hamilton, CEO of Genius Group, said “We’re honored to be partnering with the Bitcoin Conference series in supporting the growth of the global Bitcoin community. As one of the first public companies listed on NYSE American to launch a Bitcoin Treasury plan, we are looking forward to connecting with Bitcoin investors and entrepreneurs in both Abu Dhabi and Vegas to share more on the growing trend of companies launching Bitcoin Treasuries.”

“As an education company, we are also excited to be launching our Bitcoin based education initiatives live at the conferences, beginning with Abu Dhabi. Abu Dhabi is one of Genius Group’s “Genius Cities” where the Company announced its partnership with Abu Dhabi University earlier this year. While there is currently high interest in Europe and the United States on the growing adoption of Bitcoin and AI, we are seeing equal, if not greater interest in the adoption of Bitcoin, Blockchain and AI technologies in the Middle East and Asia.”

“Being a Singapore based, US listed company we believe we have a unique opportunity to bring together Investors and entrepreneurs from around the world, and help them prepare for the exponential economies of the future – which we believe will be Bitcoin-based and AI-powered.”

The Company will be hosting an Investor Meeting live from Bitcoin MENA 2024 in Abu Dhabi at 5.30pm UAE time, 8.30am US Eastern Time, on Tuesday, December 10, 2024, where the Company’s CEO, Roger Hamilton, will provide details of the Company’s growth plans in 2025 including its “Bitcoin-First” Treasury Strategy and its AI-powered “Built on Bitcoin” decentralized education network plan, with on-chain GEMs (Genius Education Merits), AI tutors and AI Certifications built on the Lightning Network.

Investors can attend the Investor Meeting live at the Genius Group Booth, Bitcoin MENA 2024, at ADNEC Centre in Abu Dhabi, or live at https://www.geniusgroup.ai

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America
(949) 259-4987
GNS@mzgroup.us
www.mzgroup.us